January 6, 2026

Mark Ward
President
ContextLogic Holdings Inc.
2648 International Blvd., Ste 301
Oakland, CA 94601

        Re: ContextLogic Holdings Inc.
            Draft Registration Statement on Form S-1
            Submitted December 23, 2025
            CIK No. 0002064307
Dear Mark Ward:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   David A. Curtiss